   As filed with the Securities and Exchange Commission on March 13, 2002


                                                    Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                         AMENDMENT NO. 2 TO FORM S-2

                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                                  VOXWARE, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Delaware                                   36-3934824
-----------------------------------   ------------------------------------------
(State or other jurisdiction of        (I.R.S. Employer Identification Number)
incorporation or organization)

                            168 Franklin Corner Road
                         Lawrenceville, New Jersey 08648
                                 (609) 514-4100
--------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Bathsheba J. Malsheen
                      President and Chief Executive Officer
                            168 Franklin Corner Road
                         Lawrenceville, New Jersey 08648
                                 (609) 514-4100
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

     Copies of all communications, including all communications sent to the agent for service, should be sent to:

                             William J. Thomas, Esq.
                            Robert C. Fiedler, Esq.
                                Hale and Dorr LLP
                              650 College Road East
                           Princeton, New Jersey 08540
                                 (609) 750-7600

                                  -------------

           Approximate date of commencement of proposed sale to the public: From time to time, at the discretion of the selling shareholders after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

           If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
   Item 11(a)(1) of this Form, check the following box. [X]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                  -------------

----------------------------------------------------------------------------------------------------------------------
                                        CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                        Proposed
                                   Amount               Maximum            Proposed Maximum           Amount Of
      Title of Shares               To Be           Aggregate Price       Aggregate Offering        Registration
      To Be Registered           Registered            Per Share                 Price                   Fee
----------------------------- ------------------ ----------------------- ---------------------- ----------------------
Common Stock,
  $0.001 par value.......          24,343,842 (1)       $ 0.13 (2)             $ 3,164,699            $ 291.15 (3)
============================= ================== ======================= ====================== ======================


(1) Includes 14,860,569 shares of common stock issuable upon the conversion of 1,865 shares of Series C Preferred Stock held by the selling stockholders, 6,362,544 shares of common stock that may be issued upon the exercise of warrants held by the selling stockholders and 3,120,729 shares of common stock that could be issued as dividends on the Series C Preferred
      Stock.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Such price is based upon the average of the high and low prices of the registrant's common stock as reported on the NASD OTC Bulletin Board on February 12, 2002.

(3)   The Registrant previously paid $381.89 on January 23, 2002.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                SUBJECT TO COMPLETION DATED MARCH 13, 2002


                                 VOXWARE, INC.

                       24,343,842 Shares of Common Stock

         The stockholders of Voxware listed in this prospectus are offering and selling an aggregate of 24,343,842 shares of our common stock. Of those shares, 14,860,569 are issuable upon the conversion of 1,865 shares of Series C Preferred Stock currently held by the selling stockholders at the current conversion price of $0.1255 per share (subject to adjustment), 6,362,544 are issuable upon the exercise of warrants held by the selling stockholders at an initial exercise price of $0.1255 per share as reflected in the warrants and 3,120,729 are potentially issuable as dividends on the Series C Preferred Stock.

        The shares of our common stock may be offered and sold from time to time by the stockholders of Voxware, as described in this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares. The selling stockholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares other than the exercise price payable to us upon the exercise of the warrants.

         Our common stock trades on the NASD OTC Bulletin Board under the ticker symbol "VOXW.OB." On March 11, 2002, the last reported sale price of our common stock was $0.12 per share.


         The selling stockholders may offer the shares of common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices or at privately negotiated prices.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3 for a discussion of certain factors that you should consider before you invest in any of the common stock being offered with this prospectus.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The date of this prospectus is March [ ], 2002.

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS...............................................................................................  1
PROSPECTUS SUMMARY..................................................................................................  1
RISK FACTORS........................................................................................................  3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS................................................................... 10
USE OF PROCEEDS..................................................................................................... 10
RECENT DEVELOPMENTS................................................................................................. 11
SELLING SECURITY HOLDERS............................................................................................ 12
PLAN OF DISTRIBUTION................................................................................................ 14
DESCRIPTION OF SECURITIES TO BE REGISTERED.......................................................................... 15
EXPERTS............................................................................................................. 28
LEGAL MATTERS....................................................................................................... 28
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE................................................................... 28
WHERE YOU CAN FIND MORE INFORMATION................................................................................. 29

                              ABOUT THIS PROSPECTUS

         This prospectus is a part of a registration statement on Form S-2 filed by us with the Securities and Exchange Commission to register 24,343,842 shares of our common stock. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information about us and our common stock. Copies of the registration statement and its exhibits are on file with the SEC. Statements contained in this prospectus concerning the documents we have filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC.

                               PROSPECTUS SUMMARY

         VOXWARE, INC.

         Voxware was formed in 1993. We design, develop, market and sell voice-based products for the logistics, distribution and package sorting industries. Our primary product is called VoiceLogistics, which we introduced in April 2000. VoiceLogistics is a wireless, web-based interactive device that takes in and recognizes spoken information and conveys the spoken information to a computer information system. We currently offer VoiceLogistics in different versions with numerous features. The purpose of our voice-based systems is to provide large companies, which operate warehouses and distribution centers, a more efficient way for their workers to perform a wide variety of logistics tasks and enable them to enter information into the warehouse management system. Prior to our introduction of VoiceLogistics, we sold older generation speech recognition products.

         VoiceLogistics is designed primarily to be used by workers performing such routine logistics tasks as order fulfillment, known as picking, receiving, returns processing, cycle counting, cross-docking and order entry. These workers can speak and hear voice instructions through a headset that connects into the VoiceLogistics device. This enables them to enter information related to the task they are performing into the warehouse management system as they perform the task. Without the need to use paper forms or hand-held scanners and other devices, the workers can freely use both hands to complete their tasks. We believe that this enables workers to perform their tasks faster and more accurately, as well as more efficiently and safely than with alternative methods.

         Our products are designed specifically for use in warehouses, distribution centers and other industrial settings. Therefore, the VoiceLogistics products are not highly sensitive to noise typically found in industrial environments, and accurately take in and translate the spoken information regardless of the presence of operating machinery, personnel, conveyer belts and other sources of random and non-random noise.

         VoiceLogistics consists of software and hardware that is designed to work with standard computer operating systems and programs which are used in warehouse management. Our products operate with wireless networking, and web and speech technology to provide a mobile, networked interface between the warehouse management system, workers and management. VoiceLogistics is unique in the industry today because we believe it is the first web-optimized speech recognition system deployed in an industrial application that delivers a networked interactive voice interface to computer systems.

         VoiceLogistics is designed for use in most major industry sectors, including consumer goods manufacturers, consumer packaged goods, direct to consumer, food and grocery, retail, third-party logistics providers and wholesale distribution. In addition, our older products continue to be deployed in package handling, mail sorting, manufacturing, inspection and military combat applications.

         We generate revenues primarily from product sales, licenses of our technology, and development services. Product sales consist of our VoiceLogistics product suite described above, stationary voice-based devices primarily used for warehouse receiving and package sorting applications, and accessories that complement our products. Accessories include microphones, headsets and computer hardware. Development services consist of providing technical assistance to customers in the custom design of their systems. License fees are generally derived from licensing our voice-based software applications.

         Our products are primarily targeted to be sold directly to large customers with annual revenues in excess of $100 million. However, we also expect to utilize other third parties such as consultants, value-added resellers, and system integrators to also sell and/or assist us in selling our products to these types of large customers. To date, we have signed agreements with several of these third-party resellers. We expect our revenues from these third parties to grow in the future as a percentage of our total revenue.

         Until February 1999, our business was developing and licensing software for speech compression to be used in multimedia Websites, Internet telephony and consumer devices. In February 1999, we acquired the assets and technology on which VoiceLogistics is based from Verbex Voice Systems. We have since largely ceased our prior speech compression technology business, and in September 1999 we sold substantially all of the assets related to that business. We still, however, continue to receive fees from the licensing of our speech compression technologies to customers in the multimedia and customer devices markets.

         Our executive offices are located at 168 Franklin Corner Road, Lawrenceville, New Jersey 08648, and our telephone number is (609) 514-4100.

         THE OFFERING

Common Stock offered by the selling stockholders..............  21,223,113(1)
Common Stock to be outstanding after the offering.............  40,529,503(2)
NASD OTC Bulletin Board Market Symbol.........................     VOXW.OB

--------------------

(1) Does not include 3,120,729 shares of common stock potentially issuable as dividends on the Series C Preferred Stock. At our option, such dividends are payable in cash or shares of common stock.

(2) Excluding common stock to be issued upon the exercise of outstanding options and warrants, and common stock issuable upon the conversion of outstanding Series B Preferred Stock.

                                  RISK FACTORS

         Before you invest in our common stock, you should carefully consider the following factors and cautionary statements, as well as the other information set forth herein. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our common stock could decline, and you could lose a substantial portion of the money you paid to buy our common stock.

         If we continue to incur operating losses, we may be unable to continue our operations.

         We have incurred losses since we started our company in August 1993. As of December 31, 2001, we had an accumulated deficit of $44,369,000. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. We incurred net losses of approximately $2,867,000 in fiscal 1996, $6,859,000 in fiscal 1997, $4,894,000 in fiscal 1998, $4,286,000 in fiscal 1999, $2,245,000 in fiscal 2000 and
$15,669,000 in fiscal 2001. In addition, we expect to continue to incur net losses in at least the near term quarters. Our future profitability depends on our ability to obtain significant customers for our products, to respond to competition, to introduce new and enhanced products and to successfully market and support our products. We cannot assure you that we will achieve or sustain significant sales or profitability in the future.


         If we are unable to raise additional capital in the future, we will be unable to continue our product development, marketing and business generally.

         In the future, we will need to raise substantial additional capital to fund operations, including product development and marketing. Funding from any source may not be available when needed or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to limit, delay, scale-back or eliminate product development programs or marketing or other activities. We might be forced to sell or license our technologies. Any of these actions might harm our business. We cannot assure you that any additional financing will be available or, if available, that the financing will be on terms favorable to us. If financing is obtained, the financing may be dilutive to our current stockholders. We believe that unless we are able to secure additional financing, our cash and cash equivalents and short-term investments will not be adequate to meet our cash requirements over the next twelve months. The Company's independent public auditors included a going concern modification in their audit report for the year ended June 30, 2001. The Company has been advised by its auditors that, if this uncertainty has not been resolved prior to the completion of their audit of the Company's financial statements for the year ended June 30, 2002, their auditors' report on those financial statements will again be modified for that uncertainty.


         If our speech recognition products are not adopted for use in our target markets, it will be difficult for us to generate revenues and profits.

         The speech industry is relatively new and rapidly evolving. Accordingly, it is difficult to accurately predict demand and market acceptance for our recently introduced products. The speech industry currently has a limited number of proven products and popular perceptions about the use of speech recognition products (including reliability, cost, ease-of-use and quality) may impact the growth of the market for such products. While we believe that speech recognition technology offers significant advantages over competing products for a broad range of warehouse and industrial applications, we cannot assure you that the market for voice-based products will grow significantly or that our products will become widely accepted. Therefore, it is difficult to predict the size and future growth rate, if any, of this market. If the market for our products does not develop or if our new products do not achieve market acceptance, our future financial results will be adversely affected.

         If our VoiceLogistics family of products is not successful in the market, we will not be able to generate substantial revenues or achieve profitability.

         Our success is substantially dependent on the success of our VoiceLogistics family of products. Sales of our older generation voice-based products accounted for approximately 28%, 47% and 58% of our net revenue for the fiscal years ended 1999, 2000 and 2001, respectively, and 86% for the six months ended December 31, 2001. In addition, 72%, 53% and 42% of our net revenues in fiscal 1999, 2000 and 2001 respectively, and 4% of our net revenue for the six months ended December 31, 2001 were licensing revenues from our prior business of licensing speech compression technologies. Since we sold our speech compression business in September 1999, we expect our revenues from licensing speech compression technologies to decrease. If our VoiceLogistics products are accepted by the market, these products will account for a large percentage of our net revenue in the future. If our VoiceLogistics products are unsatisfactory, or if we are unable to generate significant demand for these products, or we fail to develop other significant products, our business will be materially and adversely affected.


         If we are unsuccessful in managing our recently acquired business, we will be unable to grow the business and generate revenues and profits.

         In February 1999, we acquired from Verbex the assets and technology relating to our business of selling speech recognition-based products for the warehousing and manufacturing markets and other industrial markets. In September 1999, we also sold the assets relating to our prior business of licensing speech coding and audio compression technologies. We therefore have very limited operating history and experience in our primary line of business. In particular, most of our senior management, including Dr. Bathsheba J. Malsheen, our President and Chief Executive Officer, have been operating the Verbex business only since February 1999. Accordingly, we cannot assure you that our management will be effective in operating our business in order to generate substantial revenues, or operating or net income.

         If we do not develop or acquire and introduce new and enhanced products on a timely basis, our products may be rendered obsolete.

         The markets for our speech recognition products and technologies are characterized by rapidly changing technology. The introduction of products by others based on new or more advanced technologies could render our products obsolete and unmarketable. Therefore, our ability to build on our existing technologies and products to develop and introduce new and enhanced products in a cost effective and timely manner will be a critical factor in our ability to grow and compete. We cannot assure you that we will develop new or enhanced products successfully and in a timely manner. Further, we cannot assure you that new or enhanced products will be accepted by the market. Our failure to develop new or enhanced products, including our failure to develop or acquire the technology necessary to do so, would have a material adverse effect on our business.

         If our competitors introduce better or cheaper products, our products may not be profitable to sell or to continue to develop.

         The business in which we engage is highly competitive. Success is influenced by advances in technology, product improvements and new product introductions, as well as marketing and distribution capabilities, and price competition. Failure to keep pace with product and technological advances could adversely affect our competitive position and prospects for growth. Our products compete with those being offered by larger, traditional computer industry participants who have substantially greater financial, technical, marketing and manufacturing resources than us. We cannot assure you that we will be able to compete successfully against these competitors or that competitive pressures faced by us would not adversely affect our business or operating results.

         If we cannot integrate our speech recognition products with other components of customer systems, we may not be able to sell our products.

         Although state-of-the-art speech recognition technology is important to generating sales in our target markets, other components of a voice-based system are also necessary. Our products must be easily integrated with customers' asset management and information systems. The ability to incorporate speech recognition products into customers' systems quickly and without excessive cost or disruption will be a key factor in our success. We do not now possess all the necessary components for system integration. Acquisitions, joint ventures or other strategic relationships may be required for us to develop or obtain access to the necessary components to achieve market penetration. We cannot assure you that our efforts will be successful and, to the extent we are unsuccessful, our business may be materially adversely affected.

         If our third-party partners do not effectively market and service our products, we will not generate significant revenues or profits from sales of our products.

         We expect to utilize third parties, such as consultants, value added resellers, or VARs, and system integrators, to sell and/or assist us in selling our products. To date, we have signed agreements with several of these third-party partners. We believe that the establishment of a network of third-party partners with extensive and specific knowledge of the various applications critical in the industrial market is important for us to succeed in that market. Some third-party partners also purchase products from us at a discount and incorporate them into application systems for various target markets, and/or consult us in the development of application systems for end users. For the foreseeable future, we may sell fewer products if we cannot attract and retain third-party partners to sell and service our products effectively and that provide timely and cost-effective customer support. An increasing number of companies compete for access to the types of partners we use. Our current arrangements with third-party partners generally may be terminated by either party at any time upon 30 days prior written notice. We cannot assure you that our partners will continue to purchase and re-sell our products or provide us with adequate levels of support. If our partner relationships are terminated or otherwise disrupted our operating performance and financial results will be adversely affected.

         If we cannot attract and retain management and other personnel with experience in the areas of our business focus, we will not be able to manage and grow our business.

         We have been developing and selling our speech recognition products and technologies only since February 1999. Since that time, we have been hiring personnel with skills and experience relevant to the development and sale of these products and technologies. If we cannot continue to hire such personnel and to retain any personnel hired, our ability to operate our business profitably will be materially adversely affected. Competition for qualified personnel is intense and we cannot assure you that we will be able to attract, assimilate or retain qualified personnel.

         If we cannot protect our proprietary rights and trade secrets or if we are found to be infringing on the patents and proprietary rights of others, our business would be substantially harmed.

         Our success depends in part on our ability to protect the proprietary nature of our products, preserve our trade secrets and operate without infringing the proprietary rights of others. If others obtain and copy our technology or others claim that we are making unauthorized use of their proprietary technology, we may get involved in lengthy and costly disputes to resolve questions of ownership of the technology. If we are found to be infringing on the proprietary rights of others, we could be required to seek licenses to use necessary technology. We cannot assure you that licenses of third-party patents or proprietary rights would be made available to us on acceptable terms, if at all. In addition, the laws of certain countries may not protect our intellectual property. To protect our proprietary rights, we seek patents and we enter into confidentiality agreements with our employees and consultants with respect to proprietary rights and unpatented trade secrets. We cannot assure you that patent applications in which we hold rights will result in the issuance of patents. We cannot assure you that any issued patents will provide significant protection for our technology and products. In addition, we cannot assure you that others will not independently develop competing technologies that are not covered by our patents. We cannot assure you that confidentiality agreements will provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosures. Any unauthorized disclosure and use of our proprietary technology would have a material adverse effect on our business.

         The price of our common stock has been highly volatile due to factors that will continue to affect the price of our stock.

         Our common stock closed as high as $12.50 and as low as $0.08 per share between February 1, 2000 and December 4, 2001. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price fluctuations. Some of the factors leading to this volatility include:

     o   Fluctuations in our quarterly revenue and operating results;

     o   Announcements of product releases by us or our competitors;

     o Announcements of acquisitions and/or partnerships by us or our competitors; and

     o Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.

         These factors may continue to affect the price of our common stock in the future.

         If the trading price of our common stock falls, our stockholders could experience substantial dilution as a result of the terms of our Series B Preferred Stock, Series C Preferred Stock and warrants originally issued in private placements in August 2000 and April 2001, as amended in August 2001.

         We issued 4,000 shares of our Series A Preferred Stock and a common stock purchase warrant (the "2000 Warrant") to Castle Creek Technology Partners, LLC ("Castle Creek") in a private placement on August 15, 2000. As of August 28, 2001 Castle Creek held 3,635 of such shares. On August 29, 2001, all 3,635 of such Series A Preferred Stock were converted into the same number of Series B Preferred Stock pursuant to the terms of an exchange agreement (the "Exchange Agreement") between us and Castle Creek. The number of shares of common stock issuable by us upon conversion of the Series B Preferred Stock and exercise of the 2000 Warrant can increase substantially in certain events. If these events were to occur, we would not receive any additional payment from the holders of the Series B Preferred Stock and the 2000 Warrant for the additional shares. Any increase in the number of shares of common stock issuable may result in a decrease in the value of the outstanding shares of common stock.

         In April 2001, we issued 714,000 shares of common stock and a common stock purchase warrant (the "2001 Warrant") to purchase 2,142,000 shares of common stock to Castle Creek. Two hundred thousand shares of the common stock were subsequently given as a gift by Castle Creek to a non-profit organization. As of August 28, 2001, Castle Creek had sold an additional 475,000 of such shares. On August 29, 2001, the 2001 Warrant was cancelled and a new warrant (the "New Warrant") was issued to Castle Creek to purchase 2,142,000 shares of common stock, pursuant to the Exchange Agreement. The securities issued in these transactions are subject to anti-dilution protection in the event we issue securities prior to specified dates at a price below the purchase price of the shares, which is $0.34 per share. The anti-dilution protections set forth in the agreements which we and Castle Creek entered into in April 2001, as amended by the Exchange Agreement, require us to issue to Castle Creek additional warrants to purchase shares of our common stock any time we issue our common stock (or securities convertible into our common stock) at a price below $0.34. Such additional warrants, if issued, will have a term of ten years, an exercise price of $0.01 per share and will be exercisable only to the extent that the number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by Castle Creek does not exceed 4.99% of our then outstanding shares of common stock. In addition, the number of shares of common stock which we must issue pursuant to additional warrants may increase substantially in the event we fail to maintain the effectiveness of the registration statement on Form S-2 declared effective on August 3, 2001 and the registration statement on Form S-2 declared effective on September 6, 2001, or adequately update either registration statement. The sale of shares to Castle Creek in April 2001 reset the conversion price of the Series A Preferred Stock to $0.34.

         The Series B Preferred Stock is currently convertible into 1,836,351 shares of our common stock (as a result of a limitation on conversions in the Exchange Agreement) and the 2000 Warrant is currently exercisable for 727,273 shares of our common stock. If conversions of the Series B Preferred Stock were not limited by the Exchange Agreement, such shares would be convertible into 20,775,000 shares of common stock, at the current conversion price of $0.16 per share. The number of shares of common stock which we must issue upon conversion of the Series B Preferred Stock may increase substantially in the following events:

     o if we do not allow conversion of the shares of Series B Preferred Stock or we fail to deliver a stock certificate for common stock within the required time periods after we receive notice of an intent to convert the Series B Preferred Stock; and

     o if we fail to maintain the effectiveness of our registration statement on Form S-3 declared effective on September 15, 2000 or adequately update such registration statement.

         The number of shares of common stock which we must issue upon exercise of the 2000 Warrant may increase substantially in the following event:

     o if we issue securities at a price below the exercise price of the 2000 Warrant, which is currently $0.1255, or at prices below the prevailing market price at the time of issuance.

         We issued 1,865 shares of our Series C Preferred Stock and common stock purchase warrants (the "December 2001 Warrants") to certain existing and new investors in a private placement on December 12, 2001. The number of shares of common stock issuable by us upon conversion of the Series C Preferred Stock can increase substantially in certain events. If these events were to occur, we would not receive any additional payment from the holders of the Series C Preferred Stock for the additional shares. Any increase in the number of shares of common stock issuable may result in a decrease in the value of the outstanding shares of common stock.

         The Series C Preferred Stock is currently convertible into 14,860,569 shares of our common stock and the December 2001 Warrants are currently exercisable for 6,362,544 shares of our common stock. The number of shares of common stock which we must issue upon conversion of the Series C Preferred Stock may increase substantially in the following events:

     o if we do not allow conversion of the shares of Series C Preferred Stock or we fail to deliver a stock certificate for common stock within the required time periods after we receive notice of an intent to convert the Series C Preferred Stock; and

     o if we issue securities at a price below the conversion price of the Series C Preferred Stock, which is currently $0.1255, or at prices below the prevailing market price at the time of issuance.

         In connection with the Series C private placement, Castle Creek agreed to forgo its rights under the 2001 Securities Purchase Agreement with respect to additional warrants and to forgo any reduction in the conversion price for the Series B Preferred Stock which would otherwise result from such private placement.

         The perceived risk of dilution or any actual dilution occasioned by Series B Preferred Stock, the Series C Preferred Stock, the 2000 Warrant, the New Warrant or the December 2001 Warrants may cause our stockholders to sell their shares, which would contribute to the downward movement in stock price of the common stock. In addition, the significant downward pressure on the trading price of the common stock could encourage investors to engage in short sales, which would further contribute to the downward spiraling price of the common stock.

         The perceived risk of dilution or any actual dilution occasioned by the conversion of Series B Preferred Stock or the Series C Preferred Stock, or the exercise of the 2000 Warrant, the New Warrant or the December 2001 Warrants could also make it difficult to obtain additional financing. New investors could either decline to make an investment in Voxware due to the potential negative effect of the dilution on a potential investment or require that their investment be on terms at least as favorable as the terms of the transactions with Castle Creek.

         Future sales of our common stock in the public market could adversely affect the price of our common stock.

         Sales of substantial amounts of our common stock in the public market that are not currently freely tradable, or even the potential for such sales, could impair the ability of our stockholders to recoup their investment or make a profit. As of January 7, 2002, these shares include:

     o approximately 70,256 shares of common stock owned by our executive officers and directors;

     o approximately 814,000 shares of common stock which may be sold under prior prospectuses;

     o approximately 6,362,544 shares issuable to the selling stockholders upon the exercise of the December 2001 Warrants and which may be sold under this prospectus;

     o approximately 14,860,569 shares of common stock issuable upon conversion of the Series C Preferred Stock which may be sold under this prospectus;

     o approximately 3,120,729 shares of common stock potentially issuable as dividends on the Series C Preferred Stock which may be sold under this prospectus;

     o up to 1,836,351 shares of common stock issuable upon conversion of the Series B Preferred Stock (as a result of a limitation on coversion in the Exchange Agreement) issued in August 2001 and which may be sold under a prior prospectus;

     o approximately 2,788,929 shares issuable to warrant holders and option holders, which may be sold under prior prospectuses; and

     o additional shares that may be issuable under anti-dilution and penalty clauses contained in agreements with certain stockholders.

         If the holders of the Series B Preferred Stock, the Series C Preferred Stock and the 2000 Warrant elect to have the Series B Preferred Stock, the Series C Preferred Stock and the 2000 Warrant assumed by a potential acquirer of Voxware, the acquirer could be deterred from completing the acquisition.

         The Series B Preferred Stock, the Series C Preferred Stock and the 2000 Warrant permit the holders to elect to have their shares of Series B Preferred Stock, Series C Preferred Stock and the 2000 Warrant remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of our obligations to the holders. This could deter a potential acquirer from completing an acquisition of Voxware.

         Among our obligations which an acquirer might be forced to assume which would act as a deterrent are:

     o the price adjustment provisions which could have an adverse effect on the market value of the acquirer's outstanding securities;

     o the obligation to register the re-sale of the common stock issuable upon conversion of the Series B Preferred Stock and the 2000 Warrant which could result in the sale of a substantial number of shares in the market;

     o the obligation to pay dividends on the Series B Preferred Stock and Series C Preferred Stock;

     o the obligation to pay the holders of Series B Preferred Stock and Series C Preferred Stock the amount invested plus accrued dividends before any other stockholder receives any payment if we are liquidated;

     o the obligation to seek the consent of the holders of the Series B Preferred Stock before we can issue securities which have senior or equal rights as the Series B Preferred Stock, sell all or substantially all of our assets, or take other actions with respect to the Series B Preferred Stock or securities which have less rights than the Series B Preferred Stock; and

     o the obligation to seek the consent of the holders of the Series C Preferred Stock before we can issue securities which have senior or equal rights as the Series C Preferred Stock, sell all or substantially all of our assets, or take other actions with respect to the Series C Preferred Stock or securities which have less rights than the Series C Preferred Stock.

         Our common stock is considered "a penny stock" and may be difficult to sell.

         The SEC has adopted regulations which generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Presently, the market price of our common stock is substantially less than $5.00 per share and therefore may be designated as a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares. In addition, since our common stock is traded on the NASD OTC Bulletin Board, investors may find it difficult to obtain accurate quotations of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

         You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling stockholders. All of the net proceeds from the offer and sale of our common stock will go to the selling stockholders. We will receive the proceeds from the exercise of the December 2001 Warrants by the selling stockholders, if any are exercised. The December 2001 Warrants entitle the selling stockholders to purchase shares of our common stock at a price of $0.1255 per share.

                               RECENT DEVELOPMENTS



         Delisting from the Nasdaq National Market

         On February 28, 2001 we were notified that Nasdaq had delisted our securities from the Nasdaq National Market, effective with the close of business on February 28, 2001. Our securities were immediately available for trading on the NASD OTC Bulletin Board.


         Private Placement of Common Stock and 2001 Warrant to Castle Creek


         On April 19, 2001, we completed a private placement pursuant to the terms and conditions of the Securities Purchase Agreement (the "2001 Securities Purchase Agreement") with Castle Creek Technology Partners, LLC.

         In the private placement, we offered and sold 714,000 shares of our common stock and the 2001 Warrant to purchase 2,142,000 shares of our common stock for a purchase price of $242,000. The shares of common stock and the 2001 Warrant, if exercised, would have represented approximately 16.6% of the then outstanding shares of our common stock. We used $48,200 of the proceeds of such private placement to repurchase 46 shares of Series A Preferred Stock from Castle Creek. For a summary of the material terms of the 2001 Warrant and other rights granted to Castle Creek, see "Description of Securities to be Registered-- 2001 Warrant/New Warrant" and "--Other Rights Granted to Selling Stockholders".

         Exchange of Series A Preferred Stock for Series B Preferred Stock; Amendment to terms of 2000 and 2001 Private Placements

         On August 29, 2001, we entered into the Exchange Agreement with Castle Creek, whereby

.. all of the 3,635 then outstanding shares of Series A Preferred Stock were exchanged for 3,635 shares of Series B Preferred Stock;

.. the 2001 Securities Purchase Agreement was amended to eliminate provisions relating to anti-dilution protection and exchange cap limitations, and the conversion of the Series B Preferred Stock was limited so that the aggregate number of shares of common stock issuable upon such conversions in the future does not exceed 3,956,997 (adjusted to 1,836,351 shares based upon the conversion or redemption of shares of Series B Preferred Stock);

.. the 2001 Registration Rights Agreement was amended to require the registration of the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the New Warrant and the Remedy Warrant, and to obligate us to register the shares of common stock issuable upon the exercise of the Additional Share Warrants, if issued;

..  the 2001 Warrant was cancelled and the New Warrant was issued to Castle
   Creek;

.. the Remedy Warrant was issued to Castle Creek to purchase 708,656 shares of common stock; and

.. the 2000 Warrant was amended to eliminate the provision which required a minimum exercise price for the exercise of the 2000 Warrant to purchase that number of shares in excess of the exchange cap in place at the time.

         Private Placement of Series C Preferred Stock and December 2001 Warrants to Selling Stockholders

         On December 12, 2001, we completed a private placement with various accredited investors.

         In the private placement, we offered and sold 1,865 shares of our Series C Preferred Stock, having a stated value of $1,000 per share, and the December 2001 Warrants to purchase 6,362,544 shares of our common stock for an aggregate purchase price of $1.865 million. At the time of issuance the shares of the Series C Preferred Stock and the December 2001 Warrants would have represented approximately 38.7% and 16.6%, respectively, of the then outstanding shares of our common stock if converted or exercised. For a summary of the material terms of the Series C Preferred Stock and the December 2001 Warrants, see "Description of Securities to be Registered--Series C Preferred Stock" and "--December 2001 Warrants".

                            SELLING SECURITY HOLDERS

        The following table sets forth the common stock ownership of the selling stockholders, as of January 7, 2002, as adjusted to reflect the sale of the common stock in this offering. Except as described in this prospectus, the selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

        The 24,343,842 shares covered by this prospectus represent approximately 56% of our outstanding shares of common stock as of January 7, 2002.

        The following table sets forth the aggregate number of shares of common stock beneficially owned by the selling stockholders as of January 7, 2002, and the percentage of all shares of common stock held by such selling stockholders prior to and after giving effect to the offering based on 19,306,390 shares of common stock outstanding as of January 7, 2002. We considered the following factors and made the following assumptions regarding the table:

     o beneficial ownership is determined under section 13(d) of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire common stock within 60 days of January 7, 2002; and

     o the selling stockholders may sell all of the securities offered by this prospectus under certain circumstances.

         Notwithstanding these assumptions, the selling stockholders may sell less than all of the shares listed on the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares of common stock that the selling stockholders will sell under this prospectus.

         The selling stockholders have advised us that they are the beneficial owners of the shares being offered.

-----------------------------------------------------------------------------------------------------------------------------------

                                                                                      Maximum number of       Shares of
                                                                                      shares of common       common stock
                                                      Shares of common stock         stock offered under        owned
                                                        beneficially owned            this registration     beneficially after
Name of Selling Stockholder                           before offering (%)(1)              statement(1)       the offering (%)(1)(3)
-----------------------------------------------------------------------------------------------------------------------------------
Castle Creek Technology Partners,                      1,013,986 (4.99%)/(2)/            2,231,076           2,128,641 (4.99%)
LLC/(4)/
------------------------------------------------------------------------------------------------------------------------------------
Mukesh Agarwal                                           770,966 (3.9%)/(5)/               446,216             324,750 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Yildiray Albayrak, Vice President of Engineering         266,282 (1.4%)/(6)/               223,108              43,174 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Burnbrae Ltd.                                            866,534 (4.3%)/(7)/               866,534                  --
------------------------------------------------------------------------------------------------------------------------------------
Diathermi Investments Ltd.                               318,845 (1.6%)/(8)/               288,845              30,000 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Michael Ettinger                                          83,665 ( * )/(9)/                 83,665                  --
------------------------------------------------------------------------------------------------------------------------------------
Kenneth Finkel, Vice President of Business Development   191,554 ( * )/(10)/               111,554              80,000 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Pictet Private Equity Investors                        1,013,986 (4.99%)/(11)/           1,733,069             230,680 ( * )
------------------------------------------------------------------------------------------------------------------------------------
William Hamill                                           574,369 (2.9%)/(12)/              557,769              16,600 ( * )
------------------------------------------------------------------------------------------------------------------------------------
John Hoagland                                          1,013,986 (4.99%)/(13)/           1,115,538                  --
------------------------------------------------------------------------------------------------------------------------------------
Juergen Lemmermann, Vice President of Manufacturing      139,452 ( * )/(14)/                55,777              83,675 ( * )
------------------------------------------------------------------------------------------------------------------------------------
David B. Levi, Director                                1,013,986 (4.99%)/(15)/           2,231,076             106,776 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Sherri Meade, Vice President of Operations               277,154 (1.4%)/(16)/              111,554             165,600 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Nick Narlis, Senior Vice President and Chief
Financial Officer                                        431,652 (2.2%)/(17)/               55,777             375,875 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Mark Olivola                                             433,985 (2.2%)/(18)/              278,885             155,100 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Scorpion Nominees Limited                              2,231,076 (10.4%)/(19)/           7,808,766                  --
------------------------------------------------------------------------------------------------------------------------------------
Elliott Schwartz                                          83,665 ( * )/(20)/                83,665                  --
------------------------------------------------------------------------------------------------------------------------------------
Donald H. Siegel                                         132,554 ( * )/(21)/               111,554              21,000 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Ray Tropiano                                             320,885 (1.6%)/(22)/              278,885              42,000 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Scott Turban                                           1,013,986 (4.99%)/(23)/           1,115,538                  --
------------------------------------------------------------------------------------------------------------------------------------
Barry Frankel                                             39,840 ( * )/(24)/                39,840                  --
------------------------------------------------------------------------------------------------------------------------------------
Oracle Management Ltd.                                   508,884 (2.6%)/(25)/              278,884              230,000 ( * )
------------------------------------------------------------------------------------------------------------------------------------
Mark Foster-Brown                                      1,013,986 (4.99%)/(26)/           1,115,538               29,000 ( * )
------------------------------------------------------------------------------------------------------------------------------------

-----------------
*   Less than one percent.

(1) Does not include 3,120,729 shares of common stock that could be issued as dividends on the Series C Preferred Stock. At our option, such dividends are payable in cash or shares of common stock.

(2) Prior to the date of this prospectus, Castle Creek owned shares of Series B Preferred Stock convertible into 1,836,351 shares of common stock (as a result of a limitation on conversion in the Exchange Agreement); the 2000 Warrant, exercisable for 727,273 shares of common stock; the New Warrant, exercisable for 1,428,000 shares of common stock; 208,656 shares of common stock issuable upon exercise of the Remedy Warrant; 814,000 shares of common stock; 1,593,626 shares of common stock issuable upon conversion of the Series C Preferred Stock; and 637,450 shares of common stock issuable upon exercise of the December 2001 Warrant. However, the terms of the 2000 Warrant, Series B Preferred Stock, Series C Preferred Stock, New Warrant and Remedy Warrant all provide that such securities are exercisable or convertible, as the case may be, only to the extent that the number of shares of common stock issuable upon such exercise or conversion, as the case may be, together with the number of shares of common stock then owned by Castle Creek would not exceed 4.99% of the then outstanding shares of our common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.
(3) The selling stockholders may offer and sell all or a part of the common stock pursuant to this prospectus, but no estimates can be made as to the amount of shares of common stock that will be held by the selling stockholders after the completion of this offering.
(4) Castle Creek Partners, LLC, an Illinois limited liability company managed by its members, is the investment manager of Castle Creek Technology Partners, LLC and has the ability to direct the voting and investment decisions of Castle Creek Technology Partners, LLC. Castle Creek Partners, LLC and its members disclaim beneficial ownership of the securities owned by Castle Creek Technology Partners, LLC. Daniel Asher, as a member of Castle Creek Partners, LLC, has investment discretion and voting power over the securities owned by Castle Creek Technology Partners, LLC. Castle Creek Partners LLC and Mr. Asher disclaim beneficial ownership of the securities owned by Castle Creek Technology Partners, LLC.
(5) Includes 318,726 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 127,490 shares of common stock issuable upon exercise of the December 2001 Warrant and 324,750 shares of common stock owned of record.
(6) Includes 159,363 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 63,745 shares of common stock issuable upon exercise of the December 2001 Warrant, 34,000 shares of common stock subject to options which were exercisable as of January 7, 2002 or sixty days after such date and 9,174 shares of common stock owned of record.
(7) Includes 597,610 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, and 268,924 shares of common stock issuable upon exercise of the December 2001 Warrant.
(8) Includes 199,204 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 89,641 shares of common stock issuable upon exercise of the December 2001 Warrant and 30,000 shares of common stock owned of record.
(9) Includes 59,761 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, and 23,904 shares of common stock issuable upon exercise of the December 2001 Warrant.
(10) Includes 79,682 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 31,872 shares of common stock issuable upon exercise of the December 2001 Warrant, 30,000 shares of common stock owned of record and 50,000 shares of common stock subject to options which were exercisable as of January 7, 2002 or sixty days after such date.
(11) Prior to the date of this prospectus, Pictet Private Equity Investors owned 1,195,220 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 537,849 shares of common stock issuable upon exercise of the December 2001 Warrant and 230,680 shares of common stock owned of record. However, the terms of the Series C Preferred Stock provide that such securities are only convertible to the extent that the number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by the holder would not exceed 4.99% of the then outstanding shares of common stock as determined in accordance with
Section 13(d) of the Securities Exchange Act of 1934.
(12) Includes 398,407 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 159,362 shares of common stock issuable upon exercise of the December 2001 Warrant and 16,600 shares of common stock owned of record.
(13) Prior to the date of this prospectus, Mr. Hoagland owned 796,813 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, and 318,725 shares of common stock issuable upon exercise of the December 2001 Warrant. However, the terms of the Series C Preferred Stock provide that such securities are only convertible to the extent that the number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by the holder would not exceed 4.99% of the then outstanding shares of common stock as determined in accordance with
Section 13(d) of the Securities Exchange Act of 1934.
(14) Includes 39,841 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 15,936 shares of common stock issuable upon exercise of the December 2001 Warrant, 49,925 shares of common stock owned of record and 33,750 shares of common stock subject to options which were exercisable as of January 7, 2002 or sixty days after such date.
(15) Prior to the date of this prospectus, Mr. Levi owned 1,593,626 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 637,450 shares of common stock issuable upon exercise of the December 2001 Warrant, 45,109 shares of common stock owned of record and 61,667 shares of common stock subject to options which were exercisable as of January 7, 2002 or sixty days after such date. However, the terms of the Series C Preferred Stock provide that such securities are only convertible to the extent that the number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by the holder would not exceed 4.99% of the then outstanding shares of common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.
(16) Includes 79,682 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 31,872 shares of common stock issuable upon exercise of the December 2001 Warrant, 66,537 shares of common stock owned of record and 99,063 shares of common stock subject to options which were exercisable as of January 7, 2002 or sixty days after such date.
(17) Includes 39,841 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 15,936 shares of common stock issuable upon exercise of the December 2001 Warrant, 4,000 shares of common stock owned of record and 371,875 shares of common stock subject to options which were exercisable as of January 7, 2002 or sixty days after such date.
(18) Includes 199,204 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 79,681 shares of common stock issuable upon exercise of the December 2001 Warrant and 155,100 shares of common stock owned of record.
(19) Prior to the date of this prospectus, Scorpion Nominees Limited owned 5,577,690 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, and 2,231,076 shares of common stock issuable upon exercise of the December 2001 Warrant. However, the terms of the Series C Preferred Stock provide that such securities are only convertible to the extent that the number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by the holder would not exceed 4.99% of the then outstanding shares of common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.
(20) Includes 59,761 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, and 23,904 shares of common stock issuable upon exercise of the December 2001 Warrant.
(21) Includes 79,682 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 31,872 shares of common stock issuable upon exercise of the December 2001 Warrant, 10,000 shares of common stock owned of record and 11,000 shares of common stock owned indirectly by Mr. Siegel through certain members of his immediate family.
(22) Includes 199,204 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 79,681 shares of common stock issuable upon exercise of the December 2001 Warrant and 42,000 shares of common stock owned of record.
(23) Prior to the date of this prospectus, Mr. Turban owned 796,813 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, and 318,725 shares of common stock issuable upon exercise of the December 2001 Warrant. However, the terms of the Series C Preferred Stock provide that such securities are only convertible to the extent that the number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by the holder would not exceed 4.99% of the then outstanding shares of common stock as determined in accordance with
Section 13(d) of the Securities Exchange Act of 1934.
(24) Includes 39,840 shares of common stock issuable upon exercise of the December 2001 Warrant.
(25) Includes 278,884 shares of common stock issuable upon exercise of the December 2001 Warrant and 230,000 shares of common stock held by its clients over which it has the ability to direct voting and investment decisions.
(26) Prior to the date of this prospectus, Mr. Foster-Brown owned 796,813 shares of common stock issuable upon conversion of the Series C Preferred Stock without any price adjustments, 318,725 shares of common stock issuable upon exercise of the December 2001 Warrant, 11,800 shares of common stock owned of record and 17,200 shares of common stock owned by his wife which he may be deemed to beneficially own. However, the terms of the Series C Preferred Stock provide that such securities are only convertible to the extent that the number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by the holder would not exceed 4.99% of the then outstanding shares of common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934.

     Agreements with the Certain Stockholders

     2001

     In December, 2001, we agreed with the selling stockholders that within 30 days of the closing of the Series C private placement, we would prepare at our sole expense and file with the Securities and Exchange Commission (and use our best efforts to have the agency declare effective) a registration statement on Form S-2 to cover resale to the public market by the selling stockholders of shares of common stock issuable upon conversion of the Series C Preferred Stock and exercise of the December 2001 Warrants. If such registration statement is not effective by June 30, 2002, we will pay the selling stockholders, in cash or shares of Series C Preferred Stock, 2% per month of the liquidation preference pro rated for periods less than 30 days.

     We entered into a letter agreement with Castle Creek, dated December 11, 2001, under which Castle Creek agreed to the following:

     o not to exercise its right of first refusal set forth in the 2001 Securities Purchase Agreement in connection with the Series C private placement; provided, however, Castle Creek may participate in the Series C private placement in an amount not to exceed $200,000;

     o to forgo its rights under the 2001 Securities Purchase Agreement with respect to Additional Shares or Additional Share Warrants that would otherwise result from the issuance of shares in the Series C private placement;

     o to forego any reduction in the conversion price under the Certificate of Designations for the Series B Preferred Stock held by Castle Creek that would otherwise result from the issuance of shares in the Series C private placement and any future financing by us. Castle Creek does not waive any other rights under such Certificate of Designations;

     o not to enforce its rights under the 2001 Securities Purchase Agreement with respect to proceeds of the Series C private placement; provided, however, that Castle Creek shall be entitled to 100% of the gross proceeds of (a) any purchase by Castle Creek of shares in the Series C private placement, or (b) any exercise by Castle Creek of the New Warrant, which shall be paid in full to Castle Creek (without reduction for placement agent fees, if any) to repurchase shares of outstanding Series B Preferred Stock held by Castle Creek at a price of 100% of face value plus accrued dividends; and

     o to forego the right to convert the Series B Preferred Stock held by Castle Creek for 180 days from the date of the initial closing of the Series C private placement, provided that such closing must have occurred by December 14, 2001.

    We entered into the 2001 Securities Purchase Agreement with Castle Creek, dated April 19, 2001, pursuant to which Castle Creek purchased 714,000 shares of our common stock and 2001 Warrant to purchase up to 2,142,000 shares of our common stock for an aggregate purchase price of $242,760. On August 27, 2001, pursuant to the Exchange Agreement, the 2001 Warrant was cancelled and the New Warrant was issued, the terms of which are substantially similar to the 2001 Warrant. The exercise price of the New Warrant is $1.25 per share in the event it is exercised at the option of Castle Creek or 80% of the then market value if we mandate an exercise of the New Warrant. The New Warrant expires in April 2002 and, by its terms, allows us to require Castle Creek to exercise the warrant on up to three occasions provided Castle Creek holds no more than 4.99% of our common stock and provided we meet certain revenue milestones and other conditions. If we mandate the exercise of the New Warrant, we are required to use 20% of the proceeds we receive from each mandated exercise to repurchase shares of our Series B Preferred Stock currently held by Castle Creek. We have described the New Warrant in detail herein under the section entitled "Description of Securities to be Registered--2001 Warrant/New Warrant." The
2001 Securities Purchase Agreement also provides for the issuance of additional warrants to purchase shares of our common stock through the issuance of Additional Share Warrants, if we issue our securities in the future at prices less than the price paid by Castle Creek, and for the issuance of additional warrants to purchase shares of our common stock through the issuance of Remedy Warrants if the registration statement declared effective on August 3, 2001 was not declared effective in a timely manner or is not maintained as effective. We have described the Additional Share Warrants and the Remedy Warrants in detail, under the sections entitled "Description of Securities to be Registered--Other Rights Granted to Selling Stockholders--2001 Additional Share Warrants" and "-- Other Rights Granted to Selling Stockholders--2001 Remedy Warrants," respectively.

     The 2001 Securities Purchase Agreement also grants Castle Creek certain rights of first refusal to purchase newly issued securities for an 18 month period ending in October 2002. This Registration Statement does not include the registration of such securities. We have described this right of first refusal in detail herein under the section entitled "Description of Securities to be Registered--Other Rights Granted to Selling Stockholders--2001 Right of First Refusal."

     In connection with the execution of the 2001 Securities Purchase Agreement, we executed a Registration Rights Agreement with Castle Creek with respect to the shares of common stock purchased under the 2001 Securities Purchase Agreement and the shares of common stock underlying the 2001 Warrant, Additional Share Warrants and Remedy Warrants. This Registration Rights Agreement sets forth specific penalties if the Registration Statement covering these shares is not effective in a timely manner or if its effectiveness is not maintained and we have described the Registration Rights Agreement in detail herein under the section entitled "Description of Securities to be Registered--Registration Rights--2001 Registration Rights Agreement."


     2000

     We entered into a separate Stock Purchase Agreement (the "2000 Stock Purchase Agreement) with Castle Creek on August 15, 2000, under which Castle Creek purchased 4,000 shares of our Series A Convertible Preferred Stock and a warrant (the "2000 Warrant"), expiring August 15, 2004, to purchase up to 727,273 shares of our common stock for an aggregate purchase price of $4.0 million. On August 29, 2001, pursuant to the Exchange Agreement, the 3,635 then outstanding shares of Series A Preferred Stock held by Castle Creek were exchanged for the same number of Series B Preferred Stock, the terms of which are substantially similar to the Series A Preferred Stock. The Series B Preferred Stock has a 7% dividend payable in cash or equity and is convertible into common stock at what was an initial conversion price of $3.025 per share, which was reduced to $0.34 per share in connection with our April 2001 sale of common stock to Castle Creek. As of August 15, 2001, the conversion price was subject to reset by calculating the average of the lowest closing bid prices of our common stock for any 5 out of the 10 consecutive business days immediately prior to the conversion date. Beginning on August 16, 2001 and until the end of the 45 business day period commencing on August 16, 2001, the conversion price adjusted to a price obtained by calculating the average of the lowest closing bid prices of our common stock for any 5 out of any 10 consecutive business days, and was then fixed (subject to adjustment upon the issuance of securities below the then conversion or market price) at the lowest conversion price calculated pursuant to this calculation during this 45 business day time period, which reset the conversion price to $0.16. We have described the Series B Preferred Stock and the related warrant in detail herein under the sections "Description of Securities to be Registered--Preferred Stock" and "--2000 Warrant," respectively.

     In connection with the execution of the 2000 Stock Purchase Agreement, we executed a Registration Rights Agreement (the "2000 Registration Rights Agreement") with Castle Creek with respect to the shares of common stock issuable upon conversion of the Series A Preferred Stock and upon exercise of the related 2000 Warrant. Our obligations to register the shares of common stock issuable upon conversion of the Series B Preferred Stock were included in the Exchange Agreement upon the exchange of the then outstanding shares of Series A Preferred Stock for the same number of Series B Preferred Stock. The 2000 Registration Rights Agreement sets forth specific penalties in the event the effectiveness of our registration statement registering the shares of common stock underlying the 2000 Warrant is not maintained and we have described that Registration Rights Agreement in detail herein under the section entitled "Description of Securities to be Registered--Registration Rights--2000 Registration Rights Agreement."

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock on behalf of the selling stockholders. We are paying all costs, expenses and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by the selling stockholders.

         Sales or dispositions of shares of common stock may be effected from time to time in transactions permitted by the Securities Act of 1933, including block transactions, on the NASD OTC Bulletin Board or any other national securities exchange or quotation service listing or quoting the common stock at the time of sale, or in transactions other than on these exchanges or systems, or in the over the counter market, or in negotiated transactions, or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock. The selling stockholders may effect transactions by selling common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of common stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

         From time to time, the selling stockholders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling stockholder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling stockholder, the broker-dealer or financial institution may offer and sell the pledged shares form time to time.

         The selling stockholders and any broker-dealers that act in connection with the sale of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any commission received by them and any profit on the resale of the shares of common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act of 1933. Liabilities under the federal securities laws cannot be waived.

         The selling stockholders will be subject to prospectus delivery requirements under the Securities Act of 1933. In the event of a "distribution" of shares by a selling stockholder, such selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

         The rights evidenced by the shares of common stock registered hereunder are described below. In addition, we have set forth in this section a description of certain rights and preferences of our Series B Preferred Stock and Series C Preferred Stock, as well as of certain other outstanding securities and contractual obligations of the Company because we believe they are materially relevant to an investor's understanding of its investment in our shares of common stock registered hereunder.

         The total authorized capital stock of the Company is 60,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of January 7, 2002, there were issued and outstanding 19,306,390 shares of common stock, 2,967 shares of Series B Preferred Stock, 1,865 shares of Series C Preferred Stock, options to purchase 2,719,750 shares of common stock and warrants to purchase 9,151,473 shares of common stock.

         COMMON STOCK

         We are registering shares of our common stock hereunder.

         Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. The holders of common stock do not have preemptive rights, sinking fund rights or rights to convert their common stock into other securities. The Company has no right to redeem the common shares. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities, subject to any superior claims of any shares of the then outstanding preferred stock. The rights of the holders of the common stock are subject to the rights of the then outstanding preferred stock. The common stock is listed for exchange on the NASD OTC Bulletin Board under the ticker symbol "VOXW.OB."

         SERIES B PREFERRED STOCK

         The rights of our outstanding preferred stock may affect the rights and preferences of the common stock registered hereunder.

         We filed a certificate of designations, preferences and rights, as amended, for our Series A Preferred Stock with the Delaware Secretary of State on August 15, 2000. Pursuant to the Exchange Agreement, on August 29, 2001 we filed a certificate of designations, preferences and rights, as amended, for our Series B Preferred Stock with the Delaware Secretary of State.

         Dividends. The holder of the Series B Preferred Stock is entitled to
         ---------
receive cumulative, non-compounded dividends on the shares of Series B Preferred Stock held by such holder at the annual rate per share of 7% of the stated value of such shares. Dividends shall be paid upon the sooner to occur of:

     o   the conversion or redemption of the shares of Series B Preferred Stock;
         or

     o   the liquidation of Voxware.

         Upon our liquidation or upon the redemption (as described below) of the shares of Series B Preferred Stock, any accrued but undeclared dividends will be paid to the holder of the outstanding shares of Series B Preferred Stock in cash.

         At the election of the holder of the Series B Preferred Stock, dividends shall be paid in shares of common stock or in cash. Dividends paid in shares of common stock will be paid in full shares only.

         In addition to any cumulative dividends as described in this section, a holder of Series B Preferred Stock is also entitled to any distributions made to the holders of common stock to the same extent as if the holder of the Series B Preferred Stock had converted its shares into common stock.

         Conversion at the Option of the Series B Preferred Stock Holder.  Each
         ----------------------------------------------------------------
holder of Series B Preferred Stock may elect to convert any or all of its shares of Series B Preferred Stock into shares of common stock. The number of shares of common stock into which each share of Series B Preferred Stock is convertible is determined by dividing the sum of the stated value of each share of Series B Preferred Stock, or $1,000, plus any accrued but unpaid dividends, by the conversion price then in effect.

         The holder may elect to have the accrued but unpaid dividends paid in shares of common stock, or may elect to have such dividends paid in cash at the time of conversion.

         The conversion price as of August 15, 2001 was $0.34. However, upon the conversion of Series A Preferred Stock (before such shares were exchanged for shares of Series B Preferred Stock) by Castle Creek on August 27, 2001, the conversion price adjusted to $0.19. The conversion prices was reset by calculating the average of the lowest closing bid prices of our common stock for any 5 out of the 10 consecutive business days immediately prior to the conversion date. Beginning on August 16, 2001 and until the end of the 45 business day period commencing on August 16, 2001, the conversion price adjusted to a price obtained by calculating the average of the lowest closing bid prices of our common stock for any 5 out of any 10 consecutive business days, and was then fixed (subject to adjustment upon the issuance of securities below the then conversion or market price) at the lowest conversion price calculated pursuant to this calculation during this 45 business day time period, which reset the conversion price to $0.16.

         The optional conversion feature allows the holder of the Series B Preferred Stock to convert into common stock when it is more advantageous from an investor's perspective to hold common stock rather than preferred stock.

         Mandatory Conversion.  We have the right to require the holder of the
         --------------------
Series B Preferred Stock to convert all of the shares of Series B Preferred Stock into shares of common stock, provided that all of the following four conditions are met:

     o the resale of all of the common stock that the holder of the Series B Preferred Stock would receive upon such conversion must have been covered by an effective registration statement for at least 60 consecutive business days prior to both our notice to the holder, and the effectiveness, of the mandatory conversion;

     o the closing bid price of the common stock must be greater than $11.00 per share (subject to equitable adjustment for stock splits, stock dividends, reclassifications or similar events) for 10 consecutive business days immediately prior to both our notice to the holder, and the effectiveness, of the mandatory conversion;

     o the common stock must be listed for trading on The Nasdaq National Market or the New York Stock Exchange; and

     o we must not have been in violation of any of our material obligations under the agreements executed in connection with the purchase of the Series B Preferred Stock at the time of the mandatory conversion and for a period of six months prior to the mandatory conversion.

         Also, the mandatory conversion cannot be effective more than 10 days after, or less than five days after, we notify the holder of the Series B Preferred Stock that we mandate conversion. Finally, we cannot mandate the holder to convert only a portion of the shares of Series B Preferred Stock, we may only mandate the conversion of all of such shares.

         The mandatory conversion feature provides us with the necessary discretion to determine the capital structure of the Company. For instance, in the event that a future investor chooses to invest in the Company, but the existence of the rights of the Series B Preferred Stock is a deterrent to such investor, we have the right to convert the Series B Preferred Stock into shares of common stock. The conditions to mandatory conversion protect the holder of the Series B Preferred Stock, so that we are not permitted to mandate conversion where such conversion would be materially economically disadvantageous to such holder.

         Limitations on Conversion.  The right of the holder of the Series B
         -------------------------
Preferred Stock to convert shares of Series B Preferred Stock into common stock and our right to mandate the conversion of Series B Preferred Stock, described in the preceding two sections, is limited in two ways:

     o First, conversion is limited to the extent that the holder of Series B Preferred Stock is not permitted to be the beneficial owner of more than 4.99% (9.99% in the case of a mandatory conversion, as described above) of the outstanding shares of common stock. Consequently, the holder of the Series B Preferred Stock is entitled to convert no greater number of shares of Series B Preferred Stock as would result in the total number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by such holder, exceeding 4.99% of our then outstanding shares of common stock.

     o Second, pursuant to the Exchange Agreement, optional conversion is limited to the extent that the aggregate number of shares of common stock issued upon such conversion does not exceed 5,000,000 (subject to equitable adjustments for stock splits, stock dividends, reclassifications or similar events) minus the number of shares of common stock previously issued at a conversion price that is less than $3.00 per share. As of August 28, 2001, Castle Creek had converted 319 shares of Series A Preferred Stock (before such shares were converted into shares of Series B Preferred Stock) into 1,043,003 shares of common stock, all at a conversion price that is less than $3.00 per share. Consequently, the holder of the Series B Preferred stock is entitled to convert no greater number of shares of Series B Preferred Stock as would result in the total number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by such holder, exceeding the difference between 5,000,000 and 1,043,003, or 3,956,997 shares of common stock.

         The first limitation is designed so as not to make the holder subject to SEC reporting requirements imposed on holders of greater than 5% of the common stock of publicly-held companies.

         Conversion Penalties. The holder of the Series B Preferred Stock is
         --------------------
also entitled to certain protections, in the event that we do not complete the conversion, or do not complete the conversion efficiently. These protective provisions apply in two instances: first, if we do not permit the holder of the Series B Preferred Stock to convert its shares when they are entitled to do so; and second, if the holder of the Series B Preferred Stock has elected to convert shares, and we fail to deliver a share certificate representing the shares of common stock into which the holder of Series B Preferred Stock has elected to convert its shares in a timely manner. If either of these two events occurs, then we will be required to pay such holder cash damages equal to the product of:

                  (A) the stated value of the Series B Preferred Stock to be converted, times

                  (B) the number of days the conversion is delayed, times

                  (C)  $0.01.

         In addition, if the conversion default continues, the conversion price adjusts downward at least 1% per day until we cure our failure to deliver the certificates or until the holder notifies us that it no longer wants to convert the Series B Preferred Stock.

         Adjustments to Conversion Price; Stock Splits, Dividends, Etc.  The
         -------------------------------------------------------------
conversion price is also subject to adjustment in the event that we make certain changes to the number of shares of capital stock outstanding. If we change the number of outstanding shares of common stock by stock split, reverse stock split, stock dividend, combination, reclassification or other similar event, the conversion price will be proportionally adjusted.

         Rights Upon a Distribution. If we declare or make any distribution of
         --------------------------
our assets (or rights to acquire our assets) to holders of any class of common stock as a partial liquidating dividend or a distribution, each holder of the Series B Preferred Stock will be entitled to receive the amount of assets that each holder could have acquired if the holder had converted the Series B Preferred Stock into shares of common stock prior to the distribution.

         Rights Upon Major Transactions. If we complete a merger or other
         ------------------------------
similar transaction, or a sale of substantially all of our assets, the holder of the Series B Preferred Stock will be entitled, at its option, to retain the Series B Preferred Stock with all of its rights; or to receive the portion of the transaction consideration that each holder could have acquired if the holder had converted the Series B Preferred Stock into shares of common stock prior to the transaction.

         Redemption at Maturity. We must redeem all shares of Series B Preferred
         ----------------------
Stock on February 15, 2003 for an amount per share equal to the total of the stated value, which is $1,000, plus accrued dividends, plus unpaid conversion default payments. Dividends paid upon redemption may only be paid in cash and not in common stock.

         Voting Rights. The holders of Series B Preferred Stock have no voting
         -------------
rights. The consent of the holders of the Series B Preferred Stock is required, however, to issue securities which are senior or pari passu to the Series B Preferred Stock, or to sell substantially all of the assets of the Company. As a result, the conversion of Series B Preferred Stock may adversely affect the voting power of the holders of our common stock, including loss of voting control to others upon the conversion of the Series B Preferred Stock into common stock.

         SERIES C PREFERRED STOCK

         We filed a certificate of designations, preferences and rights for our Series C Preferred Stock with the Delaware Secretary of State on December 12, 2001. There are currently 1,865 shares of the Series C Preferred Stock issued and outstanding, with a stated value of $1,000 per share, which are held by the selling stockholders.

         Dividends. The holders of the Series C Preferred Stock are entitled to
         ---------
receive cumulative, non-compounded dividends on the shares of Series C Preferred Stock held by such selling stockholders at the annual rate per share of 7% of the stated value of such shares. Dividends shall be paid upon the sooner to occur of:

     o   the conversion or redemption of the shares of Series C Preferred Stock;
         or

     o   the liquidation of Voxware.

         Upon our liquidation or upon the redemption (as described below) of the shares of Series C Preferred Stock, any accrued but undeclared dividends will be paid to the holders of the outstanding shares of Series C Preferred Stock in cash.

         At our election, dividends shall be paid in shares of common stock or in cash. Dividends paid in shares of common stock will be paid in full shares only. We have registered 3,120,729 shares of common stock under this prospectus to cover any shares issued as dividends on the Series C Preferred Stock.

         In addition to any cumulative dividends as described in this section, the holders of Series C Preferred Stock are also entitled to any distributions made to the holders of common stock to the same extent as if the holders of the Series C Preferred Stock had converted their shares into common stock.

         Conversion at the Option of the Series C Preferred Stock Holders.  Each
         ----------------------------------------------------------------
holder of Series C Preferred Stock may elect to convert any or all of its shares of Series C Preferred Stock into shares of common stock. The number of shares of common stock into which each share of Series C Preferred Stock is convertible is determined by dividing the sum of the stated value of each share of Series C Preferred Stock, or $1,000, plus any accrued but unpaid dividends, by the conversion price then in effect.

         The holders may elect to have the accrued but unpaid dividends paid in shares of common stock, or may elect to have such dividends paid in cash at the time of conversion.

         The conversion price as of January 7, 2002 was $0.1255.

         The optional conversion feature allows the holders of the Series C Preferred Stock to convert into common stock when it is more advantageous from an investor's perspective to hold common stock rather than preferred stock.

         Limitations on Conversion.  The right of the holders of the Series C
         -------------------------
Preferred Stock to convert shares of Series C Preferred Stock into common stock and our right to mandate the conversion of Series C Preferred Stock, described in the preceding two sections, is limited as follows:

     o Conversion is limited to the extent that a holder of Series C Preferred Stock is not permitted to be the beneficial owner of more than 4.99% of the outstanding shares of common stock. Consequently, a holder of the Series C Preferred Stock is entitled to convert no greater number of shares of Series C Preferred Stock as would result in the total number of shares of common stock issuable upon such conversion, together with the number of shares of common stock then owned by such selling stockholder, exceeding 4.99% of our then outstanding shares of common stock.

         This limitation is designed so as not to make the holders subject to SEC reporting requirements imposed on holders of greater than 5% of the common stock of publicly-held companies.

         Conversion Penalties. Each holder of Series C Preferred Stock is also
         --------------------
entitled to certain protections, in the event that we do not complete the conversion, or do not complete the conversion efficiently. These protective provisions apply in two instances: first, if we do not permit a holder of the Series C Preferred Stock to convert its shares when they are entitled to do so; and second, if a holder of the Series C Preferred Stock has elected to convert shares, and we fail to deliver a share certificate representing the shares of common stock into which such holder of Series C Preferred Stock has elected to convert its shares in a timely manner. If either of these two events occurs, then we will be required to pay such holder cash damages equal to the product of:

                  (A) the stated value of the Series C Preferred Stock to be converted, times

                  (B) the number of days the conversion is delayed, times

                  (C)  $0.01.

         In addition, if the conversion default continues, the conversion price adjusts downward at least 1% per day until we cure our failure to deliver the certificates or until such holder notifies us that it no longer wants to convert the Series C Preferred Stock.

         Adjustments to Conversion Price; Stock Splits, Dividends, Etc.  The
         -------------------------------------------------------------
conversion price is also subject to adjustment in the event that we make certain changes to the number of shares of capital stock outstanding. If we change the number of outstanding shares of common stock by stock split, reverse stock split, stock dividend, combination, reclassification or other similar event, the conversion price will be proportionally adjusted.

         Adjustments to Conversion Price; Issuance of Common Stock at a Price
         --------------------------------------------------------------------
Below Conversion Price. The conversion price is subject to adjustment in the
----------------------
event that we issue or sell any shares of common stock for a consideration per share less than the then current conversion price, which is currently $0.1255. In this event, the conversion price will be adjusted to equal the consideration received for each share of common stock in such issuance. This adjustment to the conversion price does not apply to shares of common stock that we issue as a result of a stock split or similar transactions, as discussed in the immediately preceding paragraph. This adjustment to the conversion price also does not apply to shares of common stock that we issue in a major transaction such as a merger or sale of assets. See "--Rights Upon a Major Transaction."

         Issuance of Common Stock at a Price Below Market Price. The conversion
         ------------------------------------------------------
price is subject to adjustment in the event that we issue or sell any shares of common stock for a consideration per share less than the then current market price. In this event, the conversion price will be adjusted to equal a price which is determined by taking an average of the then current conversion price, the then current market price, and the price per share of common stock paid as consideration in such issuance. The weight given to each price is proportionate to the number of shares to be sold in such issuance.

         This adjustment to the conversion price does not apply to: shares of common stock that we issue as a result of a stock split or similar transaction; shares of common stock that we issue in a major transaction such as a merger or sale of assets; or shares of common stock for which adjustment to the conversion price has already been made for issuances of common stock at a price below the conversion price.

         The adjustments to the conversion price discussed in the preceding paragraphs afford protection to the holders of the Series C Preferred Stock, so that the securities held by such holders retain some value in the event of a dilutive issuance.

         Rights Upon a Distribution. If we declare or make any distribution of
         --------------------------
our assets (or rights to acquire our assets) to holders of any class of common stock as a partial liquidating dividend or a distribution, each holder of the Series C Preferred Stock will be entitled to receive the amount of assets that each holder could have acquired if the holders had converted the Series C Preferred Stock into shares of common stock prior to the distribution.

         Rights Upon Major Transactions. If we complete a merger or other
         ------------------------------
similar transaction, or a sale of substantially all of our assets, each holder of Series C Preferred Stock will be entitled, at its option, to retain the Series C Preferred Stock with all of its rights; or to receive the portion of the transaction consideration that such holder could have acquired if the holder had converted the Series C Preferred Stock into shares of common stock prior to the transaction.

         Redemption at Maturity. We must redeem all shares of Series C Preferred
         ----------------------
Stock on December 12, 2004 for an amount per share equal to the total of the stated value, which is $1,000, plus accrued dividends, plus unpaid conversion default payments. Dividends paid upon redemption may only be paid in cash and not in common stock.

         Voting Rights. The holders of Series C Preferred Stock have no voting
         -------------
rights. The consent of the holders of the Series C Preferred Stock is required, however, to issue securities which are senior or pari passu to the Series C Preferred Stock, or to sell substantially all of the assets of the Company. As a result, the conversion of Series C Preferred Stock may adversely affect the voting power of the holders of our common stock, including loss of voting control to others upon the conversion of the Series C Preferred Stock into common stock.

         2000 WARRANT

         Although the shares of common stock underlying the 2000 Warrant were previously registered, the material terms of the 2000 Warrant may impact the rights and preferences of the common stock registered in this registration statement.

         We issued a four year warrant to Castle Creek in August 2000 to purchase 727,273 shares of our common stock. Castle Creek may exercise any part or all of the 2000 Warrant, at its option, during the four year term of such warrant. The initial exercise price of the 2000 Warrant was $3.4375 per share. On November 15, 2001, the exercise price of the 2000 Warrant was reset to $0.15, the lesser of $3.4375 and the market price of the common stock on November 15, 2001. The exercise price was further reset as a result of the issuance of the Series C Preferred Stock to $0.1255. The exercise price of the 2000 Warrant is also subject to anti-dilution adjustments in the same manner as the conversion price of the Series C Preferred Stock described above. See "Series C Preferred Stock--Adjustments to Conversion Price."

         Castle Creek is entitled to certain protections in the event we complete a merger or other similar transaction, or a sale of substantially all of our assets, and our common stock remains outstanding or our stockholders receive any common stock or substantially similar equity interest of another company. First, Castle Creek will be entitled, at its option, to:

     o retain the 2000 Warrant with all of its rights to such common stock under the 2000 Warrant; or

     o   receive the greater of, at Castle Creek's sole discretion, the:

                  o portion of the transaction consideration that Castle Creek could have acquired if Castle Creek had exercised the 2000 Warrant to purchase shares of common stock prior to the transaction; or

                  o cash payment equal to the fair value of the 2000 Warrant based on the exercise price in effect on the date of the transaction.

Second, we may not effect any such transaction unless, prior to the transaction, we obtain the commitment in writing from the successor corporation (if not us) to assume the obligations of the 2000 Warrant, including the obligations to deliver to Castle Creek such shares of stock, securities, or assets as Castle Creek is entitled, in accordance with the provisions of the 2000 Warrant.

         We have the right to require Castle Creek to exercise all or part of the 2000 Warrant, provided that all of the following four conditions are met:

     o the resale of all of the common stock issuable upon exercise of the 2000 Warrant must have been covered by an effective registration statement for at least 60 consecutive business days prior to both our notice to Castle Creek, and the effectiveness, of the mandatory exercise;

     o the closing bid price of the common stock must be greater than $25.00 per share (subject to equitable adjustment for stock splits, stock dividends, reclassifications or similar events) for 10 consecutive business days immediately prior to both our notice to Castle Creek, and the effectiveness, of the mandatory exercise;

     o the common stock must be listed for trading on The Nasdaq National Market or the New York Stock Exchange; and

     o we must not have been in violation of any of our material obligations under the agreements executed in connection with the purchase of the Series A Preferred stock or 2000 Warrant at the time of the mandatory exercise and for a period of six months prior to the mandatory exercise.

         Also, the mandatory exercise cannot be effective more than 10 days after, or less than five days after, we notify Castle Creek that we mandate exercise of the 2000 Warrant.

         The 2000 Warrant is not exercisable by Castle Creek or subject to the mandatory exercise if such exercise would make Castle Creek the beneficial holder of more than 4.99% (9.99% in the case of a mandatory exercise by us) of our total outstanding common stock.

         Pursuant to the Exchange Agreement, the 2000 Warrant was amended to eliminate the provision which required a minimum exercise price for the exercise of the 2000 Warrant to purchase that number of shares in excess of the exchange cap in place at the time, since such exchange cap was eliminated by the filing of the certificate of designations, preferences and rights of Series B Preferred Stock.

         The exercise of the 2000 Warrant may adversely affect the voting power of the holders of our common stock, including loss of voting control to others upon the exercise of the 2000 Warrant to purchase common stock.

      2001 WARRANT/NEW WARRANT

      We issued the 2001 Warrant to Castle Creek in April 2001 to purchase 2,142,000 shares of our common stock. On September 6, 2001 pursuant to the Exchange Agreement, the 2001 Warrant was cancelled and the New Warrant was issued, the terms of which are substantially similar to the 2001 Warrant. Castle Creek may exercise any part or all of the New Warrant, at its option, during the term of such warrant, which expires on April 19, 2002. The initial exercise price of the New Warrant is $1.25 per share for optional exercises. The exercise price is subject to adjustment in the event of a stock split, stock dividend, merger, reclassification or similar event. In order to afford anti-dilution protection to Castle Creek against the drop in value of the shares of common stock issuable upon the exercise of the New Warrant, Castle Creek may also be issued additional warrants to purchase shares of common stock in the future, in the event that the per share price of common stock drops below $0.34. See "Other Rights Granted To Selling Security Holders--2001 Additional Share Warrants."

         Castle Creek is entitled to certain protections in the event we complete a merger or consolidation with or into another company, or a sale of substantially all of our assets. If we complete such a transaction, then as a condition of such transaction we must provide that Castle Creek will have the right to receive that portion of the securities, cash or assets as may be issued or payable that Castle Creek could have acquired if Castle Creek had exercised the New Warrant to purchase shares of common stock prior to the transaction.

          We have the right to require Castle Creek to exercise all or part of the New Warrant, provided that all of the following conditions are met:

     o the resale of all of the common stock issuable upon exercise of the New Warrant must have been registered by a registration statement declared effective by the SEC;

     o the registration statement on Form S-2 declared effective on September 6, 2001 and a registration statement covering the resale of the shares of all of the common stock issuable upon exercise of the New Warrant shall have been available at all times to Castle Creek from the respective effective dates up to and including the date of the mandatory exercise;

     o the common stock is listed on the NASD OTC Bulletin Board or on a national securities exchange or on the Nasdaq Stock Market and no suspension of trading in the common stock on such market has occurred during the 30 day period preceding the mandatory exercise;

     o we must not have been in violation of any of our material obligations under the agreements executed in connection with the 2001 Securities Purchase Agreement and all other agreements to which we and Castle Creek are parties that required to be complied with or performed by us at the time of the mandatory exercise and for a period of six months prior to the mandatory exercise;

     o the representations and warranties set forth by us in the 2001 Securities Purchase Agreement are true and correct in all material respects as of the date of the mandatory exercise notice and the mandatory exercise;

     o we contemporaneously use 20% of the exercise price that we receive from Castle Creek for such mandatory exercise to repurchase shares of Series B Preferred Stock from Castle Creek at a per share price of $1,000 per share plus accrued and unpaid dividends;

     o our revenues shall equal at least $500,000 for the last completed fiscal quarter for which such revenues have been publicly announced by a press release or a filing with the SEC as of the applicable mandatory exercise notice date; and

     o   there has been no change in control transaction.

The 2001 Warrant was cancelled, and the New Warrant was issued pursuant to the Exchange Agreement. The New Warrant is substantially the same as the 2001 Warrant except that it does not contain the provision of the 2001 Warrant which required that our right to require Castle Creek to exercise the 2001 Warrant be conditioned, in addition to those conditions described above, on our common stock trading at a minimum market price.

The exercise price of the New Warrant upon mandatory exercise shall be 80% of the then current market value.

         The right of Castle Creek to elect to exercise the New Warrant, and our right to mandate exercise of the New Warrant, described in this section, is limited in four ways:

     o first, we may mandate Castle Creek exercise the New Warrant on no more than three occasions;

     o second, the initial mandatory exercise may not occur until Castle Creek has sold at least 95% of the shares of common stock acquired by it pursuant to the 2001 Securities Purchase Agreement. The second and third mandatory exercise may not occur until Castle Creek has sold at least 95% of the shares of common stock acquired by it pursuant to the previous mandatory exercise;

     o third, Castle Creek is not permitted to be the beneficial owner of more than 4.99% (9.99% in the case of a mandatory exercise, as described above) of the outstanding shares of common stock. Consequently, Castle Creek is entitled to exercise the New Warrant to purchase no greater number of shares of common stock as would result in the total number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by Castle Creek, exceeding 4.99% of our then outstanding shares of common stock; and

     o fourth, Castle Creek is not permitted to exercise the New Warrant, and we are not permitted to mandate Castle Creek exercise the New Warrant, to purchase a number of shares of common stock as would result in an aggregate exercise price greater than $500,000.

         The exercise of the New Warrant may adversely affect the voting power of the holders of our common stock, including loss of voting control to others upon the exercise of the New Warrant to purchase common stock.


         DECEMBER 2001 WARRANTS

         We issued the December 2001 Warrants to the selling stockholders in December 2001 to purchase 6,362,544 shares of our common stock. The selling stockholders may exercise any part or all of the December 2001 Warrants, at their option, during the term of such warrants, which expire on December 11, 2006. The initial exercise price of the December 2001 Warrants is $0.1255 per share. The exercise price is subject to adjustment in the event of a stock split, merger, reclassification or similar event.

         The selling stockholders are entitled to certain protections in the event we complete a merger or consolidation with or into another company, or a sale of substantially all of our assets. If we complete such a transaction, then as a condition of such transaction we must provide that the selling stockholders will have the right to receive that portion of the securities, cash or assets as may be issued or payable that the selling stockholders could have acquired if the selling stockholders had exercised the December 2001 Warrants to purchase shares of common stock prior to the transaction.

         The exercise of the December 2001 Warrants may adversely affect the voting power of the holders of our common stock, including loss of voting control to others upon the exercise of the December 2001 Warrants to purchase common stock.

         OTHER RIGHTS GRANTED TO CERTAIN STOCKHOLDERS

         In the 2001 Securities Purchase Agreement and the New Warrant, we granted Castle Creek certain other rights with respect to its ownership of our securities. The following is a summary of the material terms of such rights:

         2001 Right of First Refusal. Castle Creek is entitled to right of first
         ---------------------------
refusal protective provisions in the event that we issue additional securities. These rights of first refusal expire on the later of April 19, 2002, or six months after the earlier of the expiration date of the New Warrant or the last day on which the New Warrant is exercised.

         In the event we issue or offer to issue such securities to a third party:

     o we first must notify Castle Creek of the terms and conditions of the proposed transfer of shares; and

     o upon the delivery of this notice, Castle Creek shall have an option to purchase all or any part of the securities we propose to transfer.

         If Castle Creek does not notify us within 10 business days of receiving our notice, or if Castle Creek exercises this option to purchase a number of such securities that is less than the total number to which they are entitled to purchase, then we may issue those securities to which the option was not exercised to a third party. Our transfer of such securities to the third party must be at a price not less than the price we described in our notice to Castle Creek, and on terms and conditions not less favorable to us than we described in our notice to Castle Creek.

         These rights of first refusal apply to any securities that we may issue, including equity, equity-like or equity-linked securities, or any security convertible into or exercisable or exchangeable, directly or indirectly, for our equity, equity-like or equity linked securities. The following capital stock issuances do not trigger the rights of first refusal:

     o issuances to Castle Creek pursuant to the 2001 Securities Purchase Agreement and New Warrant;

     o   issuances to Castle Creek pursuant to the exercise of the New Warrant;

     o issuances to the holders of the Series B Preferred Stock upon conversion of the Series B Preferred Stock, in accordance with its terms of the Certificate of Designations;

     o issuances pursuant to any stock option, stock purchase or restricted stock plan; or

     o issuances to the holders of any of our outstanding warrants or other convertible securities outstanding on April 19, 2001.

         The rights of first refusal provide Castle Creek the right to maintain its proportionate ownership in our company and not have its ownership diluted.

         2001 Additional Share Warrants.  The 2001 Securities Purchase Agreement
         ------------------------------
grants Castle Creek the right to receive Additional Share Warrants to purchase shares of common stock as set forth below. The rights generally are in effect from April 19, 2001, until the earlier of the expiration date of the New Warrant, which is April 19, 2002, or the last day on which the New Warrant is exercised.

         Additional Share Warrants may be issued to Castle Creek in one or both of two scenarios.

     o The first scenario affords anti-dilution protection for the shares of common stock that Castle Creek may purchase pursuant to the New Warrant, during the period prior to any exercise of the New Warrant. During this time period, if we issue common stock (or securities convertible into common stock) at a per share price less than $0.34, then we will be obligated to issue to Castle Creek Additional Share Warrants to purchase additional shares of common stock. The number of shares of common stock which can be purchased by an Additional Share Warrant issued under this scenario shall be equal to the number obtained by dividing $500,000 by such lower per share price, and then subtracting the sum of 714,000 plus the number of shares of common stock issued or issuable under any other Additional Share Warrants, if any. Equitable adjustments for stock splits and similar actions would be made to any such Additional Share Warrants.

         This scenario affords Castle Creek protection against dilutive issuances during the period before the New Warrant is exercised.

     o The second scenario affords anti-dilution protection for the shares of common stock that Castle Creek may purchase pursuant to the New Warrant, during the period after the exercise of the New Warrant. During this time period, if we issue common stock (or securities convertible into common stock) at a per share price less than $0.34, then we will be obligated to issue to Castle Creek Additional Share Warrants to purchase additional shares of common stock. The number of shares of common stock which can be purchased by an Additional Share Warrant issued under this scenario shall be equal to the number obtained by dividing the aggregate exercise price paid on the most recent exercise of the New Warrant by such lower per share price, and then subtracting the sum of the number of shares issued on such most recent exercise of the New Warrant plus the number of shares of common stock issued or issuable under any other Additional Share Warrants, if any.

         This scenario affords Castle Creek protection against dilutive issuances after the New Warrant is exercised. However, this protection is limited in that it weighs into the equation the exercise price and number of shares of common stock that Castle Creek has purchased by previous exercises of the New Warrant.

         Each of the Additional Share Warrants issuable pursuant to the preceding two scenarios would have a term of 10 years and an exercise price of $0.01 per share and would only be exercisable to the extent that the number of shares of common stock issuable upon such exercise, together with the number of shares of common stock then owned by Castle Creek, would not exceed 4.99% of the then outstanding shares of our common stock. We are obligated to register the resale of the shares issued upon exercise of these Additional Share Warrants in a future registration statement, and, to the extent that there are insufficient shares registered under such registration statement, we would be obligated to file a new registration statement relating to the resale of those shares.

          Pursuant to the Exchange Agreement, provisions for the issuance of Additional Share Warrants under two additional scenarios were eliminated. These scenarios were, first, to afford anti-dilution protection for the shares of common stock into which Castle Creek could convert the Series A Preferred Stock during the period from August 15, 2001 to April 19, 2002. This provision became redundant upon the exchange of the Series A Preferred Stock for Series B Preferred Stock, since the certificate of designations, preferences and rights of Series B Convertible Preferred Stock, extended the anti-dilution protection of such shares through April 19, 2002. The second scenario would have afforded protection against the restrictions of the exchange cap then in effect, which provision would no longer be applicable, since the certificate of designation of the Series B Preferred Stock eliminated the exchange cap. Also pursuant to the Exchange Agreement, the conversion of the Series B Preferred Stock was limited so that the aggregate number of shares of common stock issued upon such conversion does not exceed 3,956,997 (adjusted to 1,836,351 shares based upon the conversion or redemption of shares of Series B Preferred Stock).

         Repurchase of Series B Preferred Stock. We are obligated to use 20% of
         --------------------------------------
the consideration received from Castle Creek upon the closing of the New Securities Purchase Agreement and upon each mandatory exercise of the New Warrant to repurchase from Castle Creek shares of Series B Preferred Stock held by it. The repurchase price per share of the Series B Preferred Stock shall be $1,000 plus any accrued and unpaid dividends applicable to such share on the repurchase date. On April 19, 2001, we repurchased 46 shares of Series A Preferred Stock (before such shares were exchanged for shares of Series B Preferred Stock) for an aggregate consideration of $48,200.

         REGISTRATION RIGHTS

         2001 Registration Rights Agreement. We entered into a registration
         ----------------------------------
rights agreement with Castle Creek pursuant to the 2001 Securities Purchase Agreement on April 19, 2001. The registration statement on Form S-2 declared effective on September 6, 2001 was filed to register the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the New Warrant, together with those shares of common stock issuable upon the exercise of the Remedy Warrant that has been issued by us under the penalty provisions of the agreements between us and Castle Creek described below. We are obligated to register by filing additional registration statements all of the shares of common stock issuable upon exercise of Additional Share Warrants that may be issued by us in the future under the anti-dilution or penalty provisions of the agreements between us and Castle Creek described below.

         If sales of all of the shares of common stock covered by the registration statement on Form S-2 declared effective on September 6, 2001 cannot be made pursuant to such registration statement by:

     o   reason of a stop order;

     o   our failure to update the registration statement;

     o   the failure of any post-effective amendment to be declared effective;
         or

     o   any other reason outside the control of Castle Creek,

then we are required to make payments to Castle Creek in such amounts and at such times as partial relief for the damages to Castle Creek by reason of any such delay in or reduction of their ability to sell the common stock covered by the registration statement.

         In the event of a registration suspension, we will pay to Castle Creek an amount equal to the product of:

         (A) the multiplier, times

         (B) the funded amount, times

         (C) the number of months (prorated per day for partial months),

from (x) the date on which sales of the respective shares of common stock first cannot be made to (y) the date on which sales of the respective shares of such common stock can again be made, provided that no payment shall be required as a result of a registration suspension that does not continue for either five consecutive trading days or 30 trading days in any 365 day period.

         The multiplier is 2%. With respect to any given registration statement, the funded amount is the aggregate purchase price of the common stock or the common stock warrant, as applicable, to be registered on the registration statement.

         Payments shall be made within five days after the end of each period that gives rise to such obligation, provided that, if any such period extends for more than 30 days, payments will be made for each such 30 day period within five days after the end of such 30 day period.

         2000 Registration Rights Agreement. We also entered into a registration
         ----------------------------------
rights agreement with Castle Creek pursuant to the 2000 Securities Purchase Agreement on August 15, 2000(the "2000 Registration Rights Agreement"). Under the provisions of this agreement we filed a registration statement with respect to shares of common stock underlying our Series A Preferred Stock and underlying the 2000 Warrant which were issued to Castle Creek. Pursuant to the terms of the Exchange Agreement, we registered in a previous registration statement the 3,956,997 shares of common stock issuable upon conversion of the Series B Preferred Stock, which Castle Creek received upon the exchange of the Series A Preferred Stock held by it. The 2000 Registration Rights Agreement contains penalty provisions requiring that we make payments to Castle Creek that would be calculated in a manner similar to that described above in "--2001 Registration Rights Agreement."

         2001 Remedy Warrant. In addition, in the event of a failure to cause
         -------------------
the registration statement which was previously filed to register the 514,000 shares of common stock purchased pursuant to the 2001 Securities Purchase Agreement to be declared effective by July 26, 2001, as additional partial relief, we were obligated to issue to Castle Creek a Remedy Warrant to purchase additional shares of common stock. Such registration statement was not declared effective until August 3, 2001. Consequently, Castle Creek was issued a Remedy Warrant to purchase 708,656 shares of our common stock. These 708,656 shares were included for registration in the registration statement on Form S-2 declared effective on September 6, 2001. The number of shares of common stock to be purchased pursuant to such Remedy Warrant was determined by calculating the excess of:

     o   the remedy number, over

     o the number of shares of common stock issued pursuant to the 2001 Securities Purchase Agreement.

The remedy number equals the purchase price paid by Castle Creek pursuant to the 2001 Securities Purchase Agreement, divided by 80% of the market price on the issuance date of the Remedy Warrant, or $0.21 per share. The exercise price of the Remedy Warrants is $0.01 per share.

         Castle Creek may include shares held by it in any other registration statement that we may file.

         Series C Preferred Stock Offering. If this prospectus is not effective
         ---------------------------------
by June 30, 2002, we have agreed with the selling stockholders to pay them, in cash or shares of Series C Preferred Stock, 2% per month of the liquidation preference of the Series C Preferred Stock for each month after June 30, 2002 (pro rated for periods less than 30 days) that this prospectus is not effective.

         PROVISIONS AFFECTING A POTENTIAL CHANGE IN CONTROL

         The Series B Preferred Stock, Series C Preferred Stock and the 2000 Warrant permit the holders to elect to have their shares of Series B Preferred Stock, Series C Preferred Stock and such warrant remain outstanding after an acquisition of Voxware, and to have the acquirer assume all of our obligations to the holders. This could deter a potential acquirer from completing an acquisition of Voxware.

         Among our obligations which an acquirer might be forced to assume which would act as a deterrent are:

     o the price adjustment provisions which could have an adverse effect on the market value of the acquirer's outstanding securities;

     o the obligation to register the re-sale of the common stock issuable upon conversion of the Series B Preferred Stock and the warrant which could result in the sale of a substantial number of shares in the market;

     o the obligation to pay dividends on the Series B Preferred Stock and Series C Preferred Stock;

     o the obligation to pay the holders of Series B Preferred Stock and Series C Preferred Stock the amount invested plus accrued dividends before any other stockholder receives any payment if we are liquidated;

     o the obligation to seek the consent of the holders of the Series B Preferred Stock before we can issue securities which have senior or equal rights as the Series B Preferred Stock, sell all or substantially all of our assets, or take other actions with respect to the Series B Preferred Stock or securities which have less rights than the Series B Preferred Stock; and

     o the obligation to seek the consent of the holders of the Series C Preferred Stock before we can issue securities which have senior or equal rights as the Series C Preferred Stock, sell all or substantially all of our assets, or take other actions with respect to the Series C Preferred Stock or securities which have less rights than the Series C Preferred Stock.

                                     EXPERTS

         The audited consolidated financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding the Company's ability to continue as a going concern as discussed in
Note 1 to the financial statements.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus have been passed upon for us by Hale and Dorr LLP, Princeton, New Jersey.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The SEC allows us to "incorporate by reference" much of the information we file with them (File No. 0-021403), which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be part of this prospectus. You must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below:

     o our annual report on Form 10-K/A for the fiscal year ended June 30, 2001, filed on January 17, 2002;

     o our quarterly report on Form 10-Q for the quarter ended September 30, 2001, filed on November 14, 2001;


     o our quarterly report on Form 10-Q/A for the quarter ended December 31, 2001, filed on March 7, 2002; and


     o our current reports on Form 8-K filed on September 5, 2001, December 7, 2001 and December 14, 2001.

         The information about us contained in this prospectus should be read together with the information in the documents incorporated by reference. The annual report on Form 10-K/A and the quarterly report on Form 10-Q/A for the quarter ended December 31, 2001 are being delivered with this prospectus. You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at:


                           Voxware, Inc.
                           168 Franklin Corner Road
                           Lawrenceville, New Jersey 08648
                           (609) 514-4100

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. Therefore, we file reports, proxy statements and other information with the SEC. You can read and copy all of our filings at the SEC's public reference facilities in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0300. You can also read and copy all of our filings at the offices of the Nasdaq Stock Market, 1735 K Street N.W., Washington, D.C. 20006. Our common stock is traded on the OTC under the symbol "VOXW.OB." You may also obtain our SEC filings from the SEC's Web site on the Internet that is located at http://www.sec.gov.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The expenses payable by the registrant in connection with the issuance and distribution of the securities being registered hereby are as follows:

                                                                       Amount
                                                                       ------
SEC Registration Fee .........................................      $    291.15
Legal, Accounting and Printing Expenses ......................      $ 75,000.00
Miscellaneous Expenses........................................      $ 15,000.00
Total.........................................................      $ 90,291.15*

*Estimated

Item 15.  Indemnification of Directors and Officers

         Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

         The Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of their fiduciary duty to the maximum extent permitted by the DGCL. The DGCL does not permit liability to be eliminated (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted in Section 145 of the DGCL, the Certificate of Incorporation and By-Laws of the Company provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL, including those circumstances in which indemnification would otherwise be discretionary, subject to certain exceptions. The By-Laws also provide that the Company shall advance expenses to directors and officers incurred in connection with an action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

         Each of the Employment Agreements with Bathsheba Malsheen and Nicholas Narlis provides for indemnification to the maximum extent permitted by applicable law. The Company has also indemnifies each of its directors and executive officers with the maximum indemnification allowed to directors and executive officers by the DGCL, subject to certain exceptions, as well as certain additional procedural protections. In addition, the Company will generally advance expenses incurred by directors and executive officers in any action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

         The indemnification provisions in the Company's Certificate of Incorporation and By-Laws also permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         The Company currently carries director and officer liability insurance in the amount of $5,000,000.

Item 6.  Exhibits

3.1 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware on August 29, 2001, incorporated by reference to the registrant's Current Report on Form 8-K filed on September 5, 2001.

3.2 Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware on December 12, 2001, incorporated by reference to the registrant's Current Report on Form 8-K filed on December 14, 2001.

4.1 Voxware, Inc. Stock Purchase Warrant, dated as of August 15, 2000, issued to Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

4.2 Voxware, Inc. Common Stock Purchase Warrant, dated as of April 19, 2001, issued to Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

4.3 Voxware, Inc. Common Stock Purchase Warrant, dated as of December 12, 2001, issued to certain members of its Board of Directors and management, and to certain existing and new investors, incorporated by reference to the registrant's Current Report on Form 8-K filed on December 14, 2001.

5.1**          Opinion of Hale and Dorr LLP.


10.1 Securities Purchase Agreement, dated as of August 10, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

10.2 Registration Rights Agreement, dated as of August 15, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

10.3 Securities Purchase Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Additional Share Warrant as an exhibit thereto, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

10.4 Registration Rights Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Remedy Warrant as an exhibit thereto, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

10.5 Exchange Agreement, dated as of August 29, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of New Warrant and Remedy Warrant as exhibits thereto.

13.1**         Annual Report on Form 10-K/A filed on January 17, 2002.

13.2**         Quarterly Report on Form 10-Q filed on November 14, 2001.

13.3*          Quarterly Report on Form 10-Q/A filed on March 7, 2002.


23.1*          Consent of Arthur Andersen LLP.

23.2           Consent of Hale and Dorr LLP (included in Exhibit 5.1).

24.1           Power of Attorney (included on signature page).


---------------

* Filed herewith.

** Previously filed.

Item 17.  Undertakings

(a)      The undersigned registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Princeton, State of New Jersey, on March 13, 2002.

                                    VOXWARE, INC.

                                     (Registrant)

                                     By:  /s/ Bathsheba J. Malsheen
                                          -------------------------------------
                                          Bathsheba J. Malsheen,
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bathsheba J. Malsheen and Nicholas Narlis, jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                            Title                                                        Date


/s/ Bathsheba J. Malsheen            President, Chief Executive Officer and Director           March 13, 2002
--------------------------------     (Principal Executive Officer)
Bathsheba J. Malsheen

/s/ Nicholas Narlis                  Senior Vice President,  Chief Financial Officer,          March 13, 2002
--------------------------------     Secretary and Treasurer
Nicholas Narlis                      (Principal Accounting Officer)

/s/ David Levi
--------------------------------     Director                                                  March 13, 2002
David Levi

/s/ Eli Porat
--------------------------------
Eli Porat                            Director                                                  March 13, 2002



INDEX TO EXHIBITS

3.1 Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock as filed with the Secretary of State of the State of Delaware on August 29, 2001, incorporated by reference to the registrant's Current Report on Form 8-K filed on September 5, 2001.

3.2 Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware on December 12, 2001, incorporated by reference to the registrant's Current Report on Form 8-K filed on December 14, 2001.

4.1 Voxware, Inc. Stock Purchase Warrant, dated as of August 15, 2000, issued to Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

4.2 Voxware, Inc. Common Stock Purchase Warrant, dated as of April 19, 2001, issued to Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.


4.3 Voxware, Inc. Common Stock Purchase Warrant, dated as of December 12, 2001, issued to certain members of its Board of Directors and management, and to certain existing and new investors, incorporated by reference to the registrant's Current Report on Form 8-K filed on December 14, 2001.

5.1**          Opinion of Hale and Dorr LLP.


10.1 Securities Purchase Agreement, dated as of August 10, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

10.2 Registration Rights Agreement, dated as of August 15, 2000, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, incorporated by reference to the registrant's Current Report on Form 8-K filed on August 16, 2000.

10.3 Securities Purchase Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Additional Share Warrant as an exhibit thereto, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

10.4 Registration Rights Agreement, dated as of April 19, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of Remedy Warrant as an exhibit thereto, incorporated by reference to the registrant's Current Report on Form 8-K filed on April 20, 2001.

10.5 Exchange Agreement, dated as of August 29, 2001, by and between Voxware, Inc. and Castle Creek Technology Partners, LLC, together with the form of New Warrant and Remedy Warrant as exhibits thereto.

13.1**         Annual Report on Form 10-K/A filed on January 17, 2002.

13.2**         Quarterly Report on Form 10-Q filed on November 14, 2001.

13.3*          Quarterly Report on Form 10-Q/A filed on March 7, 2002.


23.1*          Consent of Arthur Andersen LLP.

23.2           Consent of Hale and Dorr LLP (included in Exhibit 5.1).

24.1           Power of Attorney (included on signature page).


---------------

* Filed herewith.

** Previously filed.